SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Dataram Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

238108203
(CUSIP Number)

David Moylan 777 Alexander Road, Suite 100 Princeton, NJ 08540 Copy To: Harvey Kesner, Esq. 61 Broadway, 32nd Fl. New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46063G101	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David Alan Moylan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
518,333
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
518,333
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
518,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.86% (based on 4,774,860 shares of Common Stock issued and outstanding as of January 29, 2016)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 46063G101	Page 3 of 5

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Common Stock"), of Dataram Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 777 Alexander Road, Suite 100, Princeton, New Jersey 08540.

Item 2. Identity and Background

(a) This statement is being filed by David A. Moylan (the “Reporting Person”).

(b) The Reporting Persons’ business address is 777 Alexander Road, Suite 100, Princeton, New Jersey 08540.

(c) The principal occupation of the Reporting Person is that of Chief Executive Officer of the Issuer. The Reporting Person also serves as the Chairman of the Issuer’s Board of Directors.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States

Item 3. Source and Amount of Funds or Other Considerations

On January 31, 2015, the Reporting Person purchased 50,000 shares of the Issuer’s Common Stock and warrants to purchase 50,000 shares of Common Stock at an exercise price of $2.50 per share for an aggregate purchase price of $100,000. The Common Stock and warrants were purchased with the Reporting Person’s personal funds.

On June 8, 2015, the Board of Directors of the Issuer (the “Board”) approved an award of 25,000 shares of Common Stock and options to purchase 166,667 shares of Common Stock at an exercise price of $1.69 per share to the Reporting Person pursuant to the Issuer’s 2014 Equity Incentive Plan, as amended (“2014 Equity Incentive Plan”) in connection with his role as President and Chief Executive Officer of the Issuer and Chairman of the Board.

On August 26, 2015, the Issuer issued the Reporting Person a restricted stock award of 3,931 shares of Common Stock pursuant to the Issuer’s 2014 Equity Incentive Plan in connection with his role as President and Chief Executive Officer of the Issuer and Chairman of the Board.

On August 12, 2015, the Issuer was notified by the Listing Qualifications Department (the “Staff”) of The NASDAQ Stock Market LLC that the Staff has determined that the Company violated Listing Rule 5635(c) (the “Rule”), which requires shareholder approval prior to the issuance of securities when equity compensation is a component to the securities being acquired by officers or directors. On August 28, 2015, the Reporting Person returned 7,265 shares of Common Stock and warrants to purchase 50,000 shares of Common Stock to the Issuer for cancellation to comply with the Rule.

On January 13, 2016, the Issuer issued the Reporting Person 280,000 restricted shares of Common Stock pursuant to the Issuer’s 2014 Equity Incentive Plan in connection with his role as President and Chief Executive Officer of the Issuer and Chairman of the Board.

On January 19, 2016, the Issuer entered into an exchange agreement with the Reporting Person pursuant to which the Reporting Person agreed to return options to purchase 166,667 shares of Common Stock for a restricted stock grant in the aggregate amount of 166,667 shares of Common Stock pursuant to the Issuer’s 2014 Equity Incentive Plan.

CUSIP No. 46063G101	Page 4 of 5

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 518,333 shares or 10.86% of the Issuer’s Common Stock.

(b)  The Reporting Person may be deemed to hold sole voting and dispositive power over 518,333 shares of the Issuer’s Common Stock,

(c) On January 13, 2016, the Issuer issued the Reporting Person 280,000 restricted shares of Common Stock pursuant to the Issuer’s 2014 Equity Incentive Plan in connection with his role as President and Chief Executive Officer of the Issuer and Chairman of the Board.

On January 19, 2016, the Issuer entered into an exchange agreement with the Reporting Person pursuant to which the Reporting Person agreed to return options to purchase 166,667 shares of Common Stock for a restricted stock grant in the aggregate amount of 166,667 shares of Common Stock pursuant to the Issuer’s 2014 Equity Incentive Plan.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 518,333 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein with respect to the Reporting Person’s role as President, Chief Executive Officer and Chairman of the Board of the Issuer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 46063G101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016	/s/ David A. Moylan
David A. Moylan